Exhibit 99.1

TD Bank Announces Redemption of Non-cumulative 5-Year Rate Reset Preferred Shares,

Series AA and Series AC

TORONTO – December 23, 2013 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it will exercise its right to redeem all of its 10 million outstanding Non-cumulative 5-Year Rate Reset Preferred Shares, Series AA (the “Series AA Shares”) on January 31, 2014 at the price per share of $25.00, for an aggregate total of approximately $250 million.

TD also announced it will exercise its right to redeem all of its 8.8 million outstanding Non-cumulative 5-Year Rate Reset Preferred Shares, Series AC (the “Series AC Shares”) on January 31, 2014 at the price per share of $25.00, for an aggregate total of approximately $220 million.

On December 5, 2013, the Board of Directors of TD declared quarterly dividends of $0.3125 per Series AA Share and $0.35 per Series AC Share. These will be the final dividends on the Series AA Shares and Series AC Shares, respectively, and will be paid in the usual manner on January 31, 2014 to shareholders of record on January 8, 2014, as previously announced. After January 31, 2014, the Series AA Shares and Series AC Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount.

Instructions with respect to receipt of the redemption amount will be set out in the Letter of Transmittal to be mailed to registered holders of the Series AA Shares and Series AC Shares shortly. Inquiries should be directed to our Registrar and Transfer Agent, CST Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860). Beneficial holders who are not directly the registered holder of these shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds. Further details and instructions will be posted shortly to our website, http://www.td.com/investor-relations/ir-homepage/share-information/preferred-shares/preferred.jsp.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves over 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8 million online and mobile customers. TD had CDN$862.5 billion in assets on October 31, 2013. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

Ali Duncan Martin

Manager, Media Relations

416-983-4412